SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)*

                           Delaware Otsego Corporation
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                   246244 10 7
                                  (Cusip Number)

                                 Alan A. Rudnick
                          Vice President-General Counsel
                             and Corporate Secretary
                                 CSX Corporation
                               901 East Cary Street
                            Richmond, Virginia  23219
                                  (804) 782-1400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 1997
                       (Date of Event which Requires Filing
                                of this Statement)


                If the filing person has previously filed a statement on Schedule 13G to report the acqui-sition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

                Check the following box if a fee is being paid with this statement. []. (A fee is not re-quired only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
                (2) has filed no amendment subsequent thereto





                reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note: Six copies of this statement, including all exhibits, should be filed with the Commis-sion. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        The remainder of this cover page shall
                        be filled out for a reporting person's
                        initial filing on this form with re-
                        spect to the subject class of securi-
                        ties, and for any subsequent amendment
                        containing information which would al-
                        ter disclosures provided in a prior
                        cover page.

                (continued on following page(s))

                The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise sub-ject to the liabilities of that section of the Act but shall be subject to all other provi-sions of the Act (however, see the Notes).

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         1    NAME OF REPORTING PERSONS                  CSX CORPORATION

              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             62-1051971
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) []
                                                                  (b) []

         3    SEC USE ONLY

         4    SOURCE OF FUNDS

              WC

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         []
              REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

         6    CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

         7    SOLE VOTING POWER

              0

         8    SHARED VOTING POWER

              110,250

         9    SOLE DISPOSITIVE POWER

              0

         10   SHARED DISPOSITIVE POWER

              110,250

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              110,250

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           []
              EXCLUDES CERTAIN SHARES

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.0%

         14   TYPE OF REPORTING PERSON

              CO

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         1    NAME OF REPORTING PERSONS        CSX TRANSPORTATION, INC.

              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  54-6000720

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) []
                                                                  (b) []

         3    SEC USE ONLY

         4    SOURCE OF FUNDS

              WC

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            []
              IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

         6    CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

         7    SOLE VOTING POWER

              0

         8    SHARED VOTING POWER

              110,250

         9    SOLE DISPOSITIVE POWER

              0

         10   SHARED DISPOSITIVE POWER

              110,250

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              110,250

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           []
              EXCLUDES CERTAIN SHARES

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6. 0%

         14   TYPE OF REPORTING PERSON


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              CO




              This Amendment No. 3 to Schedule 13D, originally filed February 12, 1996 and subsequently amended (as amended, the "Schedule 13D"), by (i) CSX Corporation, a Virginia corporation ("CSX"), which has its principal executive offices at 901 East Cary Street, Richmond, Virginia 23219, and (ii) CSX Transporta-tion, Inc., a Virginia corporation ("CSTX"), which has its principal executive offices at 500 Water Street, Jacksonville, Florida 32203, relates to the common stock of Delaware Otsego Corporation (the "Company"), whose principal executive offices are at 1 Railroad Avenue, Cooperstown, New York 13326. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

              Item 3 of the Schedule 13D is hereby amended by the addi-tion of the following:

              Funds to be provided by CSX to consummate the transactions contemplated by the Merger Agreement (as defined below) will be provided from working capital.

         ITEM 4.   PURPOSE OF TRANSACTION.

              Item 4 of the Schedule 13D is hereby amended by the addi-tion of the following:

              On August 17, 1997, the Company, Mr. Walter G. Rich ("Rich"), CSX and NSC entered into a merger agreement (the "Merger Agreement") providing for an acquisition of all shares of capital stock of the Company by an entity to be formed by CSX, NSC and Rich. In connection with the Merger Agreement, CSX, NSC and Rich entered into a side agreement (the "Side Agreement"), dated as of August 17, 1997, with respect to cer-tain matters among such parties. Reference is hereby made to the Merger Agreement, filed as Exhibit 3 hereto, and to the Side Agreement, filed as Exhibit 4 hereto, for the terms of such agreements.

              On August 14, 1997, a complaint (the "Complaint") was filed with the Supreme Court of the State of New York by a Company shareholder requesting, among other things, that the proposed transaction be enjoined. Reference is hereby made to the Complaint, filed as Exhibit 5 hereto, for the complete terms of such Complaint.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

              This filing excludes all shares and options with respect to shares of Common Stock of the Company beneficially owned by Rich, as to which Rich possesses sole voting and dispositive power.

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         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH SECURITIES OF THE ISSUER.

              Reference is hereby made to the information set forth un-der Item 4 above.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 3 -- Merger Agreement, dated August 17, 1997.

              Exhibit 4 -- Side Agreement, dated August 17, 1997.

              Exhibit 5 -- Complaint, dated August 14, 1997.

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                                    SIGNATURES


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: August 17, 1997

                                          CSX CORPORATION


                                          By:  /s/ Mark G. Aron
                                               Mark G. Aron
                                               Executive Vice President -
                                               Law and Public Affairs



                                          CSX TRANSPORTATION, INC.


                                          By:  /s/ William M. Hart
                                               William M. Hart
                                               Vice President --
                                               Corridor Development

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